www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2025/04/09: UMC will convene Q1 2025 Investor Conference

99.2 Announcement on 2025/04/08: March Revenue

99.3 Announcement on 2025/04/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will convene Q1 2025 Investor Conference

1. Date of institutional investor conference: 2025/04/23

2. Time of institutional investor conference: 17:00

3. Location of institutional investor conference: Online teleconference

4. Outline of institutional investor conference: UMC Q1 2025 Financial and Operating Results

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

April 8, 2025

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of March 2025.

1)
Sales volume (NT$ Thousand)

Period	Items	2025	2024	Changes	%
March	Net sales	19,858,647	18,167,134	1,691,513	9.31%
Year-to-Date	Net sales	57,858,957	54,632,099	3,226,858	5.91%

2)
Funds lent to other parties (NT$ Thousand): None

3)
Endorsements and guarantees (NT$ Thousand)

Balance as of period end

This Month

	(actual amount provided)

Last Month

		(actual amount provided)	Limit of lending
UMC	6,494,544	6,408,864	170,067,776

Note: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019, July 29, 2020, October 29, 2020, December 16, 2020, July 28, 2021, October 27, 2021, December 15, 2021, April 27, 2022, October 26, 2022, December 14, 2022, April 26, 2023, July 26, 2023, December 13, 2023, February 27, 2024 ,July 31, 2024, December 18, 2024 and February 26, 2025, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to CNY¥ 1,428 million.

4)
Financial derivatives transactions:

a Not under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	795,120	0
Fair Value	0	0	(5,277)	0
Net profit (loss) from Fair Value	0	0	(4,240)	0
Written-off Trading
Contracts	0	0	2,101,860	0
Realized profit (loss)	0	0	(5,400)	0

Exhibit 99.3

United Microelectronics Corporation

For the month of March, 2025

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of February 28, 2025	Number of shares as of March 31, 2025	Changes
Vice President Vice President Vice President Vice President Vice President Vice President	S F Tzou Jerry CJ Hu Y S Shen Francia Hsu Mindy Lin Eric Chen	1,225,308 3,036,200 1,326,200 1,528,200 2,830,125 1,686,200	1,065,308 2,936,200 406,200 978,200 2,815,125 1,426,200	(160,000) (100,000) (920,000) (550,000) (15,000) (260,000)
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of February 28, 2025	Number of shares as of March 31, 2025	Changes
-	-	-	-	-